OneBeacon Insurance Group, Ltd. 14 Wesley Street, 5th Floor Hamilton, HM11 Bermuda onebeacon.com

November 1, 2013	By EDGAR Submission

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	OneBeacon Insurance Group, Ltd. (the Company)
Form 10-K for the Fiscal Year Ended December 31, 2012
File No. 001-33128

Dear Mr. Rosenberg:

I refer to your letter dated October 18, 2013 (the Comment Letter). In connection with the Company's response, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Set forth below are the Company's responses to your comments contained in the Comment Letter. The italicized and numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Capitalized terms used in our responses are the same as those presented in our 2012 Form 10-K, unless otherwise noted.

Comment 1:
Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies
Basis of presentation, page F-6

To assist us in evaluating your response to prior comment 1, please explain to us why the pending receipt of regulatory approvals and of a third party actuarial review as disclosed on page 51 and on page 7 of your quarterly report for the period ended June 30, 2013 did not preclude you from reporting the Runoff Business as discontinued operations at September 30, 2012 and in subsequent reporting periods. In that regard, explain how you considered the guidance within ASC 360-10-45-9b in your determination that the pending conditions of regulatory approvals and the third party actuarial review are usual and customary in your discontinued operations assessments at September 30, 2012 and in subsequent reporting periods.

Response to Comment 1:

We affirm our conclusion that the pending receipt of regulatory approvals, which included the requirement of a third party actuarial review, did not preclude the Company from reporting the disposal group as held for sale and the Runoff Business component as discontinued operations at September 30, 2012 and each subsequent reporting period. That conclusion was based on accounting guidance which included the provisions of paragraphs 45-9b and 45-9d of ASC 360-10 which addresses Initial Criteria for Classification of Long Lived Assets as Held for Sale and is a pre-requisite for discontinued operations treatment in ASC 205-20-55-25. We further affirm that, as of September 30, 2012 and subsequent reporting periods, the only item remaining in order for the Runoff Transaction to close has been the completion of the regulatory approval process.

We concluded that the regulatory approval process was “usual and customary” as provided for in ASC 360-10-45-9b and also an exception to the one-year requirement contained in ASC 360-10-45-9d. This is primarily based on the example contained in ASC 360-10-54 to 55 (“Example #9 - Regulatory Approval of Sale Required”), which specifically describes as an example that “an exception to the one-year requirement in paragraph 360.10.45.9(d)” would include if “the sale will require regulatory approval, which could extend the period required to complete the sale beyond one year.” The inclusion of this example supports our view that the regulatory approval process would be considered “usual and customary” for transactions occurring within a regulated industry (in the example, the utility industry; and for us, the insurance industry), as well as that the regulatory approval process could be an item that could cause a transaction to continue up to, or even beyond, one year.

Under the requirements of ASC 360-10-45-9b, the asset (disposal group) must be “…available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups)….” As of September 30, 2012, the Runoff Business was available for immediate sale in its present condition, subject only to usual and customary regulatory approval. Included in our conclusion that the Runoff Business was available for immediate sale was the fact that, on September 7th, 2012, the Company received approval from the lead regulator to begin intercompany reinsurance agreements, effective October 1, 2012, which would facilitate the transfer of the Runoff Business through the sale of specific insurance entities.

As noted above, we determined that it is usual and customary for transactions involving the sale of insurance entities to require regulatory approvals, particularly from the domiciliary state insurance department. We reference Example #9 contained in ASC 360-10-54 to 55, which describes an entity in the utility industry that has committed to a plan to sell a disposal group, but has not yet found a buyer or entered into a firm purchase agreement and which will likely not be able to close the transaction within a year due to regulatory approval (and needing to find a buyer and negotiate a purchase agreement). It is fair to assume that all of these items must be considered “usual and customary” given that they are contained within the literature. Given the facts that we did have a buyer and did enter into a firm purchase agreement (17 days after the September 30, 2012 held for sale determination date), and that the only item that could potentially result in the sale closing up to, or even beyond, one year was regulatory approval, we determined that is was appropriate to classify the Runoff Business as held for sale.

In the case of the Runoff Transaction, the primary operating entity supporting the Runoff Business and the lead insurance company in the intercompany reinsurance pool is OneBeacon Insurance Company, an indirect wholly-owned insurance entity of the Company, domiciled in Pennsylvania and regulated by the lead regulator in this transaction, the Pennsylvania Insurance Department (PID). Furthermore, and in light of a sale transaction comprised of runoff operations whose primary objective is to pay claims over a period of time, it is also usual and customary for a more in depth review by the regulator, including an independent actuarial review, to evaluate the sufficiency of reserves being transferred to the acquiring company. The precedents in the state of Pennsylvania reflect that of the four runoff transactions seeking regulatory approval by the PID since 1999, three of them required an independent actuarial review. All of those four runoff transactions seeking regulatory approval were approved for subsequent transaction closing. Such regulatory outcomes support our view that a favorable resolution of the delaying factor (in this case, regulatory approval) can be reasonably expected.

It should also be noted that, with an expectation that the regulatory approval process could include additional financial requirements as stipulated by the regulator, the terms of the Stock Purchase Agreement (SPA) anticipated the possibility of changes to the transferred balance sheet. Accordingly, the SPA included provisions that would provide financing through surplus notes issued by the transferring entities to the Company in the event that additional assets and surplus were required as a condition of regulatory approval. The terms of the surplus notes, and how the potential issuance of those surplus notes was considered in our analysis of our continuing involvement assessment, is further described in Response #2, below.

In summary, the regulatory approval process is the only item that is causing the transaction closing date to extend up to, or even beyond, one year which is usual and customary in the insurance industry and is supported by the Example #9 contained in ASC 360-10-54 to 55 (Regulatory Approval of Sale Required), which specifically describes as an example that “an exception to the one-year requirement in paragraph 360.10.45.9(d)” would include if “the sale will require regulatory approval, which could extend the period required to complete the sale beyond one year.”

Comment 2:
Note 2 - Acquisitions and Disposals, page F-12

We acknowledge your response to prior comment 2 and your conclusion that you considered the potential issuance of the surplus notes, both individually and in the aggregate, including the Ancillary Agreements and determined that you do not retain significant continuing involvement in the Runoff Business component. Please provide us a revised analysis that explains in more detail how you performed the quantitative and qualitative analysis prescribed by ASC 205-20-55-15 to ASC 205-20-55-19 with respect to your continuing involvement resulting from the potential issuance of the surplus notes. Please also indicate in your analysis the potential range of note amounts to be issued and their significance with respect disposed Runoff Business component.

Response to Comment 2:

We do not believe the potential issuance of surplus notes, either individually or in the aggregate when including the Ancillary Agreements, would result in the Company retaining significant continuing involvement in the Runoff Business. Quantitatively, this conclusion is based on all modeled gross cash inflows and outflows being well under 5% of those cash flows absent a transaction (see Exhibit #1 for the detailed cash flow analysis). Qualitatively, this is based on the consideration that the operational structure is entirely controlled by the buyer after close and that the Company’s only post-closing rights provided under the surplus notes are protective rights which are intended solely to help secure repayment of the notes. Furthermore, the Ancillary Agreements to be executed at the closing of the transaction together with the transfer of the legal entities under the SPA are intended to fully transfer the assets, liabilities, and economic impacts of the Runoff Business to the buyer thereby effecting a clean and complete exit for the Company from the business.

With respect to the quantitative analysis performed on the potential issuance of surplus notes, the Company considered the maximum amount of surplus notes that could be issued under the defined calculation within the SPA, which were $52 million at the time the analysis was performed for reporting at September 30, 2012. While at the time of making the original discontinued operations determination the Company was uncertain what, if any, amount of surplus notes might be required, the Company felt the most conservative approach would be to assume the issuance of the maximum amount of surplus notes permitted under the SPA for purposes of the analysis.

The primary terms of the surplus notes negotiated as part of the SPA include the following:

Quantitative Characteristics

•	Maximum issuance amount of $52 million (calculated as of the initial determination date) with a range of $0 to $52 million

•	5-Year fixed term, with early payment allowed, subject to regulatory approval

•	Fixed interest rate at market terms, subject to regulatory approval

Qualitative Characteristics

•	Do not provide OneBeacon with voting rights or the ability to significantly influence the operations or financial policies of the Runoff Business

•	Do include customary rights for these types of loan arrangements, substantially all of which are protective rights provided to OneBeacon in order to help secure repayment, including the following

◦	Require commercially reasonable efforts to obtain the approval of the insurance department for payment of interest and principal

◦
Customary negative covenants, including limitations on the legal entity issuing the surplus note regarding incurring additional debt, engaging in fundamental change transactions or acquiring new business, and limitations on dividends or distributions prior to repayment of debt

•	Do require all principal and interest payments to be approved by the PID

Based on the quantitative characteristics above, the Company first performed a cash flow analysis as described in ASC 205-20-55-14 that included the surplus notes. While we determined the surplus notes were not direct cash flows as they are considered to be seller financing (and considered debt for GAAP purposes), we felt it was appropriate to aggregate those indirect cash flows along with the direct cash flows described in our previous comment letter related to the Ancillary Agreements as part of the broader quantitative analysis required in ASC 205-20-55-15 to ASC 205-20-55-19. This analysis (see Exhibit #1 for the detailed cash flow analysis) determined that, even if all of these cash flows were included as continuing cash flows, they would still be well under 5% of the gross cash inflows (and separately, outflows) of the Runoff Business, which was the low end of the range we applied to assess the overall significance of those cash flows. The surplus notes are considered debt instruments for GAAP reporting purposes and, as such, the company considered that the maximum amount of surplus notes as a percentage of the total liabilities of the Runoff Business would be less than 3%. In addition, notwithstanding the fact that the PID will be required to approve all interest and principal payments due on the surplus notes, the Company also considered the collectibility of the surplus notes by way of performing an estimated cash flow analyses and concluded that repayment is probable.

The Company next performed the qualitative analysis with respect to the potential issuance of surplus notes. Based on the negotiated terms of the forms of the notes described above, the Company considered that such notes would (a) be issued with rights that are customary for these types of loan agreements and would not include any voting rights, (b) bear a reasonable market rate of interest for a fixed term anticipated to be five years and (c) be expected to be fully repaid at or prior to their maturity, subject to regulatory approval. Furthermore, the surplus notes will not provide the Company with the ability to significantly influence the operating or financial policies of the Runoff Business because they confer no voting or control rights on the Company beyond minimal and customary negative covenants. Furthermore, the repayment of the notes requires regulatory approval. The Company also considered the example contained in ASC 205-20-55-65(c), step 4 which concludes that “the seller-provided financing likely will not result in the ongoing entity having the ability to significantly influence the operating and (or) financial policies of the disposed component after it is sold,” for essentially the same reasons as those which we have described above that apply in this situation. Therefore, the Company concluded that the potential issuance of surplus notes would not provide the Company with the ability to significantly influence the operations and/or financial policies of the disposed component.

Finally, the Company then considered the combination of the potential surplus notes issuance, along with the Ancillary Agreements. The Company noted that the Ancillary Agreements (together with the SPA, which transfers the legal entities) were all entered into in order to fully transfer the economic impacts of the Runoff Business to the buyer and to form a clear and complete exit of this business and do not provide the Company with the ability to significantly influence the operations. We also considered the operational involvement overall and noted that, while certain temporary transitional services, as provided for in the Transition Services Agreement, will be performed by the Company, these are not expected to exceed a year from the closing date. Based on our qualitative and quantitative analysis, the Company determined that the items described above will not provide the Company with the ability to significantly influence the operating and/or financial policies of the disposed component, either individually or in the aggregate, along with the potential issuance of surplus notes.

Comment 3:
Note 19. Discontinued Operations, page F-69

Your response to prior comment 3 does not fully address how the pre-tax loss of $140.7 million during the third quarter of 2012 was determined. For example, we are unclear whether you have included the investment assets to be transferred as part of determining the loss on disposal calculation. In addition, we are unclear how your derived the $97 million economic loss from the fair valuation model of the runoff business as disclosed in your second paragraph of your response and how the loss amount was considered in the $140.7 million pre-tax loss calculation. Please explain and provide a more comprehensive analysis showing how you calculated the loss along with its component amounts such as investment assets transferred assets/liabilities of the runoff business transferred, purchase price and other considerations etc. In your response, please also confirm that none of the losses recognized on disposal represent future operating losses given that the operating losses are required to be reported as discontinued operations in the period in which they occur.

Response to Comment 3:

The table below provides more detail of our calculation of the estimated pre-tax loss of $140.7 million, $91.5 million after-tax, recorded in the third quarter of 2012, representing the difference between the estimated proceeds and the GAAP net assets of the disposal group. The details of that calculation are provided below:

	($ in millions)
	As of September 30, 2012

Purchase Price	$ One Dollar
Less - Estimated net assets to be transferred:
Estimated assets to be transferred:
Cash and investment assets	$377.3
Reinsurance Recoverables	1,974.2
Other Assets	36.7
Total estimated assets to be transferred	$2,388.2
Estimated liabilities to be transferred:
Unpaid loss and LAE reserves	$2,212.9
Other liabilities	40.6
Total estimated liabilities to be transferred	$2,253.5
Less: Estimated net assets to be transferred		134.7
Less: Estimated transaction costs		6.0
Estimated pre-tax loss on sale		$(140.7)

Included in Total Estimated Assets is $377.3 million of Cash and Investment assets. This amount does not represent the actual Cash and Investment assets that are currently held in the legal entities that are transferred as part of the sale. Instead, this amount is a derived balance, which is governed by the SPA, and represents the calculated amount of Cash and Investment assets that will be included in the legal entities transferred based on Total Estimated Liabilities and Total Net Assets, both of which are determined under specific provisions of the SPA. The Other Assets and Other Liabilities included in the detail above represent other amounts associated with the Runoff Business and are not expected to materially change prior to the closing date.

The purchase price at closing is estimated to be (and, contractually, cannot be less than) one dollar. This price reflects the contractual downward adjustments from the original purchase price based on the reduction in the loss reserves over time (reflecting the normal and expected payment of claims) and the related reduction in assets and surplus that will transfer. As a consequence, since the execution of the SPA on October 17, 2012, due to the expected and contractual change in the assets, liabilities, and surplus / capital to be transferred at closing, the components of the pre-tax loss calculation will change but not the total estimated loss on sale.

We also confirm that, as can be seen by the calculation of the estimated GAAP pre-tax loss on sale above, the estimated loss on sale is based on the balance sheet that transfers to the buyer on the closing date. None of the estimated loss on sale represents future operating losses, which are reported as discontinued operations in the period in which they occur.

In addition to providing the Staff with the above detailed components of our $140.7 million estimated GAAP pre-tax loss on sale ($91.5 million after tax), we are also providing more specifics on how we derived the $97 million economic loss from the fair valuation model of the of the Runoff Business, below.

However, it is important to note that the economic value used to determine the valuation of the Runoff Business was not considered in the separate calculation of the $140.7 million GAAP pre-tax loss on the sale. The after-tax GAAP loss of $91.5 million was, however, considered as a relevant frame of reference as the Company’s Board of Directors considered the economic tradeoffs of continuing to own and operate a business with a negative NPV of $97 million vs. selling the business and realizing a comparable after-tax loss.

The model used to estimate the economic value of the Runoff Business is a discounted cash flow model as follows:

•	Calculate the beginning amount of capital required to support the Runoff Business, based on the capital adequacy models of A.M. Best and Standard & Poors, assuming a targeted ‘A’ rating.

•	Assume the ultimate claim payments, net of reinsurance recoveries, equal the nominal held net reserves.

•	Assume investments produce a pre-tax return of 2.9%.

•
Calculate dividendable capital or free cash flow in each period, based on 1) capital freed up as the reserves are paid down (using the same methodology in each period as used to determine the beginning required capital); and 2) any after-tax income generated in the period.

•	Discount the dividendable capital / free cash flow in each period back to the present period, using a weighted average after-tax cost of capital of 8.8%.

•	The sum of the discounted future free cash flow; less the beginning capital position; equals the NPV, which represents the economic value of the business to OneBeacon.

This methodology produced a negative NPV of $97 million. The reason the NPV is negative is that while the business was projected to produce positive returns, the projected rate of return was well below our cost of capital.

Please do not hesitate to call me at (952) 852-6020 should you have any questions on our responses or if you prefer, we would be happy to set up a conference call to discuss our response so as to expedite the review and resolution of the Staff's comments.

Sincerely,

/s/ PAUL H. MCDONOUGH

Paul H. McDonough
Chief Financial Officer

cc:	T. Michael Miller, President and Chief Executive Officer, OneBeacon Insurance Group, Ltd.
John Treacy, Chief Accounting Officer and Treasurer, OneBeacon Insurance Group, Ltd.
Maureen Phillips, Senior Vice President and General Counsel, OneBeacon Insurance Group, Ltd.
Sarah Kolar, Secretary and Associate General Counsel, OneBeacon Insurance Group, Ltd.
Ibolya Ignat, Staff Accountant, Securities and Exchange Commission
Donald Abbott, Senior Staff Accountant, Securities and Exchange Commission
D. Peter Brennan, Partner, PricewaterhouseCoopers, LLP
William J. Whelan III, Cravath, Swaine & Moore LLP

	Exhibit 1

OneBeacon Insurance Group, LTD
Summary of ASC 205-20-55 Runoff Cash flow Analysis completed at time of 3Q12 Reporting (1) (2)
($ in millions)

CASH OUTFLOW ANALYSIS (Supporting continuing cash flow analysis under ASC 205-20-55-14)

Cash OUTFLOWS of Runoff Business - absent disposal transaction
Estimated payout of loss and loss adjustment expense reserves	$(516.3)
Payments for claim information technology	(2.6)
Tax payments	(1.0)
Total cash outflows of Runoff Business absent disposal transaction	$(519.9)

Continuing cash OUTFLOWs
Direct claim payments by OneBeacon on Runoff Business ceded through Ancillary Agreements	$(6.0)
Claim information technology services covered under Transition Services Agreement	(2.6)
Total cash outflows of Runoff Business	$(8.6)

% of continuing cash outflows vs. cash outflows absent a disposal transaction	1.6%	*

CASH INFLOW ANALYSIS (Supporting continuing cash flow analysis under ASC 205-20-55-14)

Cash INFLOWS of Runoff Business - absent disposal transaction
Reinsurance payments received from reinsurerers	$494.0
Total cash inflows of Runoff Business absent disposal transaction	$494.0

Continuing cash INFLOWs
Reinsurance payments received from reinsurers related to Runoff Business ceded through Ancillary Agreements	$2.4
Information technology services covered under Transition Services Agreement	1.3
Total cash inflows of Runoff Business - expected continuing	$3.7

% of continuing cash inflows vs. cash inflows absent a disposal transaction	0.7%	*

SUPPLEMENTAL CASH INFLOW ANALYSIS (Supporting quantitative analysis described in ASC 205-20-55-15 to 19)

Cash inflows from Runoff Business as per above	$3.7
Additional cash inflows from interest income assuming maximum amount of surplus notes	3.0
Total cash inflows of Runoff Business - expected continuing PLUS interest income on surplus notes	$6.7

Total cash inflows of Runoff Business absent disposal transaction	$504.5

% of continuing cash inflows + interest on surplus notes, vs. cash inflows absent a disposal transaction	1.3%	*

Notes:
1) Capitalized terms are as defined in the SEC Comment Response Letters
2) Corporate allocations were excluded as they are not directly associated with the Runoff Business
* In all cases presented above, cash inflows and outflows, both continuing cash flows under the ASC 205-20-55-14 analysis, as well as when inclusive of surplus notes under the ASC 205-20-55-15 to ASC 205-20-55-19 quantitative analysis, are insignificant. The range which was used to determine if cash flow were significant was as follows:

0 - 5%:	Insignificant
5 - 20%:	Consider qualitative factors to determine if significant (may or may not be significant)
20%+:	Significant